22004594

N

Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2022
Washington, DC

SEC FILE NUMBER
8-67741

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Strategic Marketing Solutions Ltd., LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2302B Bridgeway
(No. and Street)

Sausalito	California	94965
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patricia Ter Heun Pyeatt	(415) 389-8908	pterheun@sms-mv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	California	94598
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Patricia Ter Heun Pyeatt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Strategic Marketing Solutions Ltd., LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal and Owner

(see attached)
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA JURAT

State of California)

County of Marin)

Subscribed and sworn to (or affirmed) before me on this 25th day

of February, 20 22, by Patricia Ter Hevn Pyeatt

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Bill Hocutt

BILL HOCUTT
Notary Public - California
Marin County
Commission # 2376435
My Comm. Expires Sep 25, 2025

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

United States Securities and Exchange Commission Washington DC 20549 Annual Reports form X-17A-5 sec file number 8-67741

containing 2 + Jurat pages, and dated 2-25-2022.

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ____ Entry # ____

Notary contact: ____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ____

Strategic Marketing Solutions Ltd., LLC

Table of Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Strategic Marketing Solutions Ltd., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Strategic Marketing Solutions Ltd., LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Strategic Marketing Solutions Ltd., LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Strategic Marketing Solutions Ltd., LLC's management. Our responsibility is to express an opinion on Strategic Marketing Solutions Ltd., LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Strategic Marketing Solutions Ltd., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Strategic Marketing Solutions Ltd., LLC's financial statements. The supplemental information is the responsibility of Strategic Marketing Solutions Ltd., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as Strategic Marketing Solutions Ltd., LLC's auditor since 2015.
Walnut Creek, California
February 25, 2022

Strategic Marketing Solutions Ltd., LLC
Statement of Financial Condition
As of December 31, 2021

Assets		
Cash	$	31,521
Accounts receivable		1,686,041
Prepaid expenses		5,965
Total Assets	$	1,723,527

Liabilities & Member's Equity		
Liabilities		
Accounts payable	$	8,728
Member's Equity		1,714,799
Total Liabilities and Member's Equity	$	1,723,527

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC
Statement of Income
For the Year Ended December 31, 2021

Revenue	
Consulting income	$ 120,000
Fee income	1,040,632
Total Revenue	1,160,632
Expenses	
Professional fees	32,213
Related party expenses	12,000
Other operating expenses	9,907
Total Expenses	54,120
Net Income	$ 1,106,512

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Member's equity as of December 31, 2020	$ 1,002,876
Distributions	(394,589)
Net income	1,106,512
Member's equity as of December 31, 2021	$ 1,714,799

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net income	$ 1,106,512
Adjustments to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(707,563)
Prepaid expenses	(165)
Increase (decrease) in:	
Accounts payable	43
Net Cash Provided by Operating Activities	398,827
Cash Flows from Financing Activities	
Distributions	(394,589)
Net Cash Used in Financing Activities	(394,589)
Net Increase in Cash and Cash Equivalents	4,238
Cash at beginning of year	27,283
Cash at End of Year	$ 31,521

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC

Notes to the Financial Statements

December 31, 2021

1. Organization

Strategic Marketing Solutions Ltd., LLC (the "Company") was organized as a California limited liability company in September 2007 and was accepted as a member of the Financial Industry Regulatory Authority on January 23, 2008. The Company is a full service marketing consulting firm specializing in raising capital for private equity fund managers from institutional investors.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
The carrying amounts of certain financial instruments of the Company, including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of their short-term maturities.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Income. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2021.

Revenue
Revenues are earned from providing private placement and marketing consulting services. Revenue is recognized both over time as performance obligations are satisfied and at a point in time when a transaction closes as the related performance obligation is to successfully broker a specific transaction.

2. Significant Accounting Policies *(continued)*

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2018.

3. Risk Concentration

The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government insurance limits during the year. At December 31, 2021, the Company's cash balance did not exceed these limits.

Due to the nature of the capital raising and consulting business, the Company's revenue during the year was primarily the result of a few transactions. For the year ended December 31, 2021, 99% of investment banking fees were earned from one client. At December 31, 2021, 100% of accounts receivable was due from one client.

4. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

5. Related Party Transactions

Strategic Marketing Solutions, LLC ("SMS") is a company under common ownership. SMS provides office space and pays most overhead expenses for the Company. For the year ended December 31, 2021, the Company incurred $12,000 for such expenses.

Reimbursable expenses associated with advisory engagements are incurred by SMS. SMS incurs reimbursable expenses on the Company's behalf, bills clients directly, and collects payment on these reimbursable expenses. Because the employment agreement is with the sole member, all costs of the broker dealer are reimbursed to SMS and not to the broker dealer.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

Strategic Marketing Solutions Ltd., LLC

Notes to the Financial Statements

December 31, 2021

6. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Consulting Income
Consulting fees are generated from providing marketing consulting services. These fees are fixed and recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of such services as they are provided. For the year ended December 31, 2021, 10% of the revenue was consulting income.

Fee Income
Fee income is generated from placement agent services provided to private equity fund managers from institutional investors. These fees are variable and are recognized at a point in time when the transaction is deemed complete as the related performance obligation has been satisfied upon completion. For the year ended December 31, 2021, 90% of the revenue was fee income.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payment. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $978,478 and $1,686,041 as of January 1, 2021 and December 31, 2021, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. There was no deferred retainer revenue as of January 1, 2021 and December 31, 2021.

Contract Costs
All non-reimbursable investment banking advisory related expenses are expensed as incurred and recognized within their respective expense category on the Statement of Income.

Strategic Marketing Solutions Ltd., LLC

Notes to the Financial Statements

December 31, 2021

7. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2021, the Company's net capital was $22,793, which exceeded the requirement by $17,793.

8. Commitments and Contingencies

Management is unaware of any material commitments and contingencies at December 31, 2021 that have not been disclosed previously.

9. Subsequent Events

The Company has evaluated subsequent events through the date of the Report of the Independent Registered Public Accounting Firm which is also the date the financial statements were issued and has determined there were no material subsequent events to disclose.

SUPPORTING SCHEDULES

Pursuant to Rule 17a-5 of the Securities Exchange Act

Strategic Marketing Solutions Ltd., LLC
Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2021

Net Capital		
Total member's equity	$	1,714,799
Less: Non-allowable assets		
Accounts receivable		1,686,041
Prepaid expenses		5,965
Total non-allowable assets		1,692,006
Net Capital		22,793
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $8,728 or $5,000, whichever is greater		5,000
Excess Net Capital	$	17,793

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2021)

There were no material differences noted in the Company's net capital computation on the FOCUS report or the schedule above as of December 31, 2021.

Strategic Marketing Solutions Ltd., LLC
Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2021

The Company engages in merger and acquisition advisory services and the private placements of securities. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company will not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

REPORT ON EXEMPTION PROVISIONS

Pursuant to Rule 17 C.F.R. §240.15c3-3(k)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Strategic Marketing Solutions Ltd., LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Strategic Marketing Solutions, Ltd., LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions; (2) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Strategic Marketing Solutions., LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Strategic Marketing Solutions Ltd., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022

STRATEGIC MARKETING SOLUTIONS

SEA Rule 15c3-3 Exemption Report

Strategic Marketing Solutions Ltd., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services; (2) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Strategic Marketing Solutions Ltd., LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Patricia Ter Heun Pyeatt
Managing Member

January 11, 2022